UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SpongeBath LLC

Legal status of Issuer:

  Form:

  LLC

  Jurisdiction of Incorporation/Organization:

  New York

  Date of Organization:

  August 6, 2013

Physical Address of Issuer:

3811 Ditmars Blvd., Suite #167, Astoria, NY 11105

Website of Issuer:

www.spongebath.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$111,990	$193,350
Cash & Cash Equivalents	$34,940	$108,021
Accounts Receivable	$2,086	$4,641
Short-term Debt	$0	$0
Long-term Debt	$137,510	$155,068
Revenues/Sales	$353,500	$140,057
Cost of Goods Sold	$74,372	$45,758
Taxes Paid	$10,113	$3,205
Net Income	($63,802)	($103,193)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SpongeBath LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $500,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/spongebath (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which

affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into units of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $10,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) units of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per unit of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Company's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Equity Securities of the Company equal to the Subscription Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to

elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Securities of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued Equity Securities equal to the Subscription Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of managers (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Company's board of managers (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Equity Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough Equity Securities authorized to issue upon the conversion of the Securities, because the amount of Equity Securities to be issued is based on the occurrence of future events.

**COMMISSION AND FEES**

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**RISK FACTORS**

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2023 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research,

development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Uncertain economic or social conditions may adversely impact demand for our products or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business.

Our business could be negatively impacted by reduced demand for our products related to one or more significant local or regional economic or social disruptions. These disruptions may in the future include: a slow-down, recession or inflationary pressures in the general economy; reduced market growth rates; a significant shift in government policies; significant social unrest; or the deterioration of economic relations between regions. Additionally, these and other economic conditions may cause our suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business and results of operations could be adversely affected. Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles.

Changing political conditions could adversely impact our business and financial results.

Changes in the political conditions in markets in which we manufacture, sell or distribute our products may be difficult to predict and may adversely affect our business and financial results. Results of elections, referendums, sanctions or other political processes in certain markets in which our products are manufactured, sold or distributed could create uncertainty regarding how existing governmental policies, laws and regulations may change, including with respect

to sanctions, taxes, tariffs, import and export controls and the general movement of goods, services, capital and people between countries and other matters. The potential implications of such uncertainty, which include, among others, exchange rate fluctuations, new or increased tariffs, trade barriers and market contraction, could adversely affect the Company's results of operations and cash flows.

Our businesses face cost fluctuations and pressures that could affect our business results.

Our costs are subject to fluctuations, particularly due to changes in the prices of commodities and raw and packaging materials and the costs of labor, transportation (including trucks and containers), energy, pension and healthcare. Inflation pressures could also result in increases in these input costs. Therefore, our business results depend, in part, on our continued ability to manage these fluctuations through pricing actions, cost saving projects and sourcing decisions, while maintaining and improving margins and market share. Failure to manage these fluctuations could adversely impact our results of operations or cash flows.

The ability to achieve our business objectives depends on how well we can compete with our local competitors in new and existing markets and channels.

The consumer products industry is highly competitive. Across all of our categories, we compete against a wide variety of local competitors. As a result, we experience ongoing competitive pressures in the environments in which we operate, which may result in challenges in maintaining sales and profit margins. To address these challenges, we must be able to successfully respond to competitive factors and emerging retail trends, including pricing, promotional incentives, product delivery windows and trade terms. In addition, evolving sales channels and business models may affect customer and consumer preferences as well as market dynamics, which, for example, may be seen in the growing consumer preference for shopping online, ease of competitive entry into certain categories and growth in hard discounter channels. Failure to successfully respond to competitive factors and emerging retail trends and effectively compete in growing sales channels and business models, particularly e-commerce and mobile or social commerce applications, could negatively impact our results of operations or cash flows.

A significant change in customer relationships or in customer demand for our products could have a significant impact on our business.

We sell most of our products via retail customers. Our success depends on our ability to successfully manage relationships with our retail trade customers, which includes our ability to offer trade terms that are mutually acceptable and are aligned with our pricing and profitability targets. Continued concentration among our retail customers could create significant cost and margin pressure on our business, and our business performance could suffer if we cannot reach agreement with a key customer on trade terms and principles. Our business could also be negatively impacted if a key customer were to significantly reduce the inventory level of or shelf space allocated to our products as a result of increased offerings of other branded manufacturers, private label brands and generic non-branded products or for other reasons, significantly tighten product delivery windows or experience a significant business disruption.

If the reputation of the Company or one or more of our brands erodes significantly, it could have a material impact on our financial results.

The quality and safety of our products are critical to our business. The success of our brands can suffer if our marketing plans or product initiatives do not have the desired impact on a brand's image or its ability to attract consumers. Our results of operations or cash flows could also be negatively impacted if the Company suffers substantial harm to its reputation due to a significant product recall, product-related litigation, defects or impurities in our products, product misuse, negative perceptions of packaging, lack of recyclability or other environmental impacts, privacy lapses or data breaches, allegations of product tampering or the distribution and sale of counterfeit products. If we are unable to effectively manage real or perceived issues, including concerns about safety, quality, efficacy, environmental or social impacts or similar matters, sentiments toward the Company or our products could be negatively impacted, and our results of operations or cash flows could suffer.

Our ability to meet our growth targets depends on successful product, marketing and operations innovation and successful responses to competitive innovation, evolving digital marketing and changing consumer habits.

Achieving our business results depends, in part, on successfully developing, introducing and marketing new products and on making significant improvements to our equipment and manufacturing processes. The success of such innovation depends on our ability to correctly anticipate customer and consumer acceptance and trends, to obtain,

maintain and enforce necessary intellectual property protections and to avoid infringing upon the intellectual property rights of others and to continue to deliver efficient and effective marketing. We must also successfully respond to technological advances made by, and intellectual property rights granted to, competitors, customers and vendors. Failure to continually innovate, improve and respond to competitive moves, platform evolution and changing consumer habits could compromise our competitive position and adversely impact our financial condition, results of operations or cash flows.

We must successfully manage compliance with current and expanding laws and regulations, as well as manage new and pending legal and regulatory matters in the U.S.

Our business is subject to a wide variety of laws and regulations, including those laws and regulations involving product liability, product composition or formulation, packaging content or corporate responsibility after consumer purchase, marketing, antitrust and competition, privacy, data protection, environmental, anti-bribery, anti-corruption, trade, or other matters. In addition, increasing governmental and societal attention to environmental, social and governance (ESG) matters, including expanding mandatory and voluntary reporting, diligence and disclosure on topics such as climate change, waste production, water usage, and risk oversight, could expand the nature, scope and complexity of matters that we are required to control, assess and report. These and other rapidly changing laws, regulations, policies and related interpretations as well as increased enforcement actions by various governmental and regulatory agencies, create challenges for the Company, including our compliance and ethics programs, may alter the environment in which we do business and may increase the ongoing costs of compliance, which could adversely impact our results of operations and cash flows. If we are unable to continue to meet these challenges and comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

We experience significant fluctuations in our operating results and growth rate.

We are not always able to accurately forecast our growth rate. Our revenue growth may not be sustainable, and our percentage growth rates may decrease. Our revenue and operating profit growth depends on the continued growth of demand for the products offered by us, and our business is affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. economy, may result in decreased revenue or growth.

Our sales and operating results will also fluctuate for many other reasons, including due to factors described elsewhere in this section and the following:

- our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers' demands;
- our ability to offer products on favorable terms, manage inventory, and fulfill orders;
- factors affecting our reputation or brand image;
- increases in the prices of fuel and gasoline, energy products, commodities like paper and packing supplies and hardware products, and technology infrastructure products;
- the extent to which new and existing technologies, or industry trends, restrict online advertising; and
- disruptions from natural or human-caused disasters or extreme weather (including as a result of climate change), geopolitical events and security issues (including terrorist attacks and armed hostilities), labor or trade disputes, and similar events.

The development and commercialization of the Company's products and services are highly competitive.

It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sponge cleaner market is an emerging industry in which new competitors may enter. The Company's competitors may have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company sells its products directly to consumers from its website and it may depend on third-party distributors for a substantial portion of its revenue.

If these distributors were to cancel their distribution or reduce their purchase commitments, the Company's revenue could decline significantly. As a result, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of its distributors. In the future, any distributor may alter their purchasing patterns at any time with limited notice, or may decide not to continue to distribute our products at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributors it will be susceptible to risks associated with distributors concentration.

The Company currently has limited revenue and may not be successful in its efforts to grow and monetize its Product.

It has limited operating capital and for the foreseeable future may be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its units. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's business model is capital intensive.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan if the Company is not able to effectively monetize its products according to its projections. In order to achieve the Company's near long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may not be successful in obtaining issued patents.

The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their products and services to protect them from their potential competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cleaning and storage space. Our advertising and marketing materials are subject to regulatory scrutiny that may limit commercialization of our products. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may depend on the performance of distributors and other resellers.

The Company sells its products in most of its major markets directly to consumers through its online store and sells or may sell directly to small and mid-sized businesses, education, enterprise, and government customers and possible future retail or pop-up retail stores. The Company also distributes or may distribute its products through wholesalers, online retailers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company relies on other companies to provide manufacturing and components for their products.

The Company depends on these manufacturers, suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of their products, or from whom they acquire such items, do not provide these components which meet required specifications and perform to their and their customers' expectations. The Company previously ceased distribution of its products after changes with its manufacturers caused the Company's products to become profitable. If the Company's manufacturers or suppliers alter their pricing structure, the Company may be forced to raise its prices to a point not tolerated by consumers or cease operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed

upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the Equity Securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Interests, Investors would directly or beneficially receive securities in the form of units of Series B-CF Preferred Interests and such units would be required to be subject to the terms of the Securities that allows a designee to vote their units of Series B-CF Preferred Interests consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any Equity Securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's Equity Securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Equity Securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other

securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any Equity Securities issued upon conversion of the Securities may be substantially different from other Equity Securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into Equity Securities that are materially different from the Equity Securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any Equity Securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

SpongeBath is a patented and patent-pending product that solves the "dirty sponge" problem. SpongeBath aims to be a staple on every kitchen countertop with its mission to make homes and businesses cleaner and safer.

The Company conducts business in New York and sells products and services through the internet throughout the United States.

Business Plan

Customers initially purchase the SpongeBath Starter Kit that includes the sponge holder and one bottle of Concentrated Cleaning Solution (a 2-month supply). Thereafter, they purchase additional bottles of Concentrated Cleaning Solution.

Our "Razor and Blade" financial model generates revenue with excellent margins from both the initial purchase of the SpongeBath Starter Kit (the "**razor**") and ongoing revenue from recurring sales of Concentrated Cleaning Solution (the "**blade**").

The Dirty Kitchen Sponge Problem

Sponges are the dirtiest item in the home – as much as 200,000 times dirtier than a toilet seat. They harbor bacteria and provide an environment for germs to grow rapidly. The notorious smelly sponge is loaded with dangerous bacteria. Sponges spread germs and cross-contaminate surfaces, contributing to food-borne illnesses.

The SpongeBath Solution

SpongeBath is an effective and convenient solution to the "dirty smelly sponge" problem. Using our proprietary Concentrated Cleaning Solution, SpongeBath freshens, cleans, and sanitizes your kitchen sponge while it's being stored – out of sight and in style. SpongeBath is an elegantly designed product and a welcome addition to any home or business kitchen.

Proof of Concept & Sell-Through

The Company had a very successful launch of its "first generation" SpongeBath in over 1,025 Bed Bath & Beyond stores across the US, Canada, and Puerto Rico. After two years of research and development, the new and improved SpongeBath is now available for sale from the Company's website, Amazon Prime, and other online retailers, such as Wayfair.

Extensible Product Lines

Beyond SpongeBath's cleaning sponge holder, there will be an extensible product line. Our proprietary cleaning formula is versatile and can be used in a multitude of applications. Additional products and related lines are in development to build out the SpongeBath brand.

Patented Cleaning Method

SpongeBath patented the method of cleaning sponges. The key to SpongeBath's effectiveness is our "paddle action" technology that draws the Cleaning Solution deep into the micro-crevices of the sponge. The user simply places the sponge between the paddles, squeezes and submerges the sponge in the Cleaning Solution. Releasing the paddles while submerged draws the Cleaning Solution deep into the interior micro-crevices of the sponge.

Sponges then soak in our powerful, proprietary cleaning solution while they are being stored (like combs in Barbicide), so sponges are continuously cleaned while not being used. With SpongeBath, you will have a fresh, clean sponge when you reach for it.

Other methods of cleaning sponges don't solve the problem. They can be ineffective, impractical, and inconvenient. They offer "periodic" cleaning for a temporary fix. In addition, other sponge holders are dirty and can re-contaminate new or clean sponges.

Our Cleaning Solution

SpongeBath's proprietary cleaning formula is made from pure, food-grade ingredients without harsh chemicals, parabens, or fragrances. It is odor-free and safe for people and the environment when used as directed. It is independently tested to kill ≥99.9% of dangerous bacteria like E.coli and Staph.

SpongeBath kills ≥99.9% of odor-causing bacteria, eliminates odors, cleans & freshens sponges, removes grease and mold stains and dissolves soap scum.

SpongeBath is currently available in a high gloss white, with additional colors in the pipeline. The Company also sells its premium cellulose scrubber sponges and a sink mounting bracket to enable SpongeBath to be attached securely inside a sink.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sponge Holder & Cleaner	Multi-purpose sponge holder that sanitizes, cleans and stores kitchen sponges using a proprietary cleaning solution.	United States
Sink Mounting Bracket	Sold separately to attach sponge holder in sink	United States
Sponges	Cellulose scrubber sponges	United States

Subscription

For additional convenience, customers can subscribe for automatic delivery of the Cleaning Solution with free shipping under the continuity purchase program.

Competition

Competitive Advantage

SpongeBath is a first-ever product with no direct competitor. Other methods to clean kitchen sponges offer only periodic cleaning, and all other current sponge holders can recontaminate clean sponges.

SpongeBath patented a method to clean sponges. It is specifically designed to clean kitchen sponges and keep them clean. Our utility and design patents provide a strong barrier to competition.

Customer Base

Our initial target market will focus on residential and communal kitchen customers who make neat, tidy, and clean kitchens a priority, are concerned about the safety of their family and community, are interested in food preparation / household cleaning, and are environmentally conscious, avoiding harsh/toxic chemicals and minimizing waste.

For Any Home or Business/Communal Kitchen

With its elegant design and compact footprint, SpongeBath can be used in all kitchens. SpongeBath helps keeps the kitchen sink area neat and organized. It can be placed on a countertop or mounted securely inside a sink with our sink-mounting bracket and works with standard size and scrubber sponges.

Supply Chain

SpongeBath is manufactured and assembled in the USA with durable, high-quality materials and solid engineering. With high-grade, premium stainless steel components, high gloss lacquer resin, premium rubber grips, and non-slid feet, it resists rust and discoloration and is designed to stand up to long-term use.

Intellectual Property

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
4633302	SPONGEBATH	Apparatus for disinfecting sponges for household and industrial use	May 16, 2013	November 4, 2014	US

Patents

The Company has the following issued patents:

Application or Registration #	Title	File Date	Grant Date	Country/ Organization
7,892,485 B1	Cleaning of Sponges	October 17, 2007	February 22, 2011	US
10,154,770 B2	Sponge Cleaning and Disinfecting Device	September 15, 2015	December 18, 2018	US
USD783913S	Sponge Cleaning & Disinfecting Device	August 26, 2014	April 11, 2017	US
USD795516S1	Sponge Cleaning & Disinfecting Device	February 16, 2017	August 22, 2017	US
002642090-0001	Sponge Cleaning Device	February 26, 2015	July 2, 2015	Europe
002642090-0002	Sponge Cleaning Device	February 26, 2015	July 2, 2015	Europe
90026420900001	Sponge Cleaning Device	February 26, 2015	July 2, 2015	United Kingdom
90026420900002	Sponge Cleaning Device	February 26, 2015	July 2, 2015	United Kingdom
2998851	Sponge Cleaning and Disinfecting Device	September 15, 2015	December 9, 2021	Canada
ZL 2 01590000962.5	Sponge Cleaning and Disinfecting Device	March 15, 2017	February 5, 2019	China

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
Operating Expenses	30%	$7,500	10%	$123,500
Product	15%	$3,750	30%	$370,500
Human Resources	4%	$1,000	18%	$222,300
Sales & Marketing	45%	$11,250	36%	$444,600
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

Operating Expenses: If the Target Offering Amount is raised, 30% of the money raised will be used for operating expenses. If the Maximum Offering Amount is raised, 10% of the money raised will be used for operating expenses.

Product: The Company expects to use approximately 15% of the money raised will be used to purchase Product. If the Maximum Offering Amount is raised, 30% of the money raised will be used purchase Product.

Human Resources: If the Maximum Offering Amount is raised, 18% of the money raised will be used for Human Resources.

Sales & Marketing: If the Target Offering Amount is raised, 45% of the money raised will be used for sales and marketing. If the Maximum Offering Amount is raised, 36% of the money raised will be used for sales and marketing.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Matthew Flannery	Founder & CEO	Founder & CEO, SpongeBath (Aug 2013 – Present); responsibilities include: product,	BFA, Syracuse University (1994)

		strategy, investor relations and executive leadership.	
Susette Franklin	COO	COO, SpongeBath (July 2016 – Present); responsibilities include: operations, finance and customer relations.	BBA, Pace University (1976)

Biographical Information

Matthew Flannery (Founder & CEO) – Matthew invented, patented and developed SpongeBath along with his co-founder Tod Maitland. Prior to SpongeBath LLC, Matthew was the founder & CEO of Visseon Inc., a film equipment rental company and a top-tier, IATSE Cameraman & Photographer for over 18 years. He has over 55 film and television credits including Emmy nominated shows *Sex & The City* (entire HBO series and both films) and Showtime's *The Big C*, *Rounders, Boiler Room, 16 Blocks*. He was Director of Photography and Producer of the documentary *Finish Line: The Rise and Demise of Off-Track Betting*.

Susette Franklin (COO) – Susette was one of the original five team members of Bloomberg L.P. and its first employee. She was instrumental in growing a start-up business to a multi-billion dollar global company. An accomplished leader known for building and structuring departments for optimal performance, Susette has unprecedented success in negotiating purchasing agreements, saving millions of dollars year over year. She worked at Thomson Reuters managing various projects alongside executives and key stakeholders.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized membership units consist of Class A Units, 66,802 of which are issued and outstanding ("**Class A Units**"), Class B Units, 8,135 of which are issued and outstanding ("**Class B Units**"), and Class C Units, 35,170 of which are issued and outstanding ("**Class C Units**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 66,802 Class A Units, 8,135 Class B Units, and 35,170 Class C Units will be issued and outstanding.

Outstanding Membership Units

As of the date of this Form C, the Company's outstanding membership units consist of:

Type	Class A Units
Amount Outstanding	66,802
Voting Rights	None
Other Rights	The Class A Members, pursuant to Section 7 of the Amended and Restated Limited Liability Company Agreement dated July 21, 2016, have certain tag along rights, drag along rights, right of first refusal, and certain transfer restrictions.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	60.67%

Type	Class B Units
Amount Outstanding	8,135
Voting Rights	None
Other Rights	The Class B Members, pursuant to Section 7 of the Amended and Restated Limited Liability Company Agreement dated July 21, 2016, have certain drag along rights and certain transfer restrictions.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.39%

Type	Class C Units
Amount Outstanding	35,170
Voting Rights	None
Other Rights	The Class C Members, pursuant to Section 7 of the Amended and Restated Limited Liability Company Agreement dated July 21, 2016, have certain drag along rights and certain transfer restrictions.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	31.94%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Michael Young
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	None
Other Material Terms	None
Maturity Date	July 25, 2023
Date Entered Into	July 25, 2019

Type	Promissory Note
Creditor	John Penotti
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	None
Other Material Terms	None
Maturity Date	September 21, 2023
Date Entered Into	September 21, 2018

Type	Promissory Note
Creditor	Susette Franklin
Amount Outstanding	$10,900
Interest Rate and Amortization Schedule	10%
Description of Collateral	None
Other Material Terms	None
Maturity Date	December 31, 2024
Date Entered Into	June 1, 2021

Type	Promissory Note
Creditor	Michael Young
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	None
Other Material Terms	None
Maturity Date	September 21, 2023
Date Entered Into	September 21, 2018

Type	Promissory Note
Creditor	Eleanor Flannery
Amount Outstanding	$7,500
Interest Rate and Amortization Schedule	10%
Description of Collateral	None
Other Material Terms	None
Maturity Date	December 31, 2024
Date Entered Into	June 3, 2022

Type	Promissory Note
Creditor	Beyond Enterprises LLC
Amount Outstanding	$12,073
Interest Rate and Amortization Schedule	12%; $444.89 per month
Description of Collateral	Personal guarantee by Matthew Flannery
Other Material Terms	None
Maturity Date	October 1, 2023
Date Entered Into	September 27, 2017

Type	Promissory Note
Creditor	Healthy Home LLC
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	December 19, 2024
Date Entered Into	December 19, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Matthew Flannery	39,558 Class A Units	35.93%
Tod Maitland	27,244 Class A Units	24.74%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2022 the Company had an aggregate of $26,882 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class C Units	$170,699	8,233 Class C Units	Manufacturing, Inventory, Marketing, Intellectual Property, and Operations	July 23, 2020 – November 13, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
- Eleanor Flannery provided a loan to the Company for $7,500 with an interest rate of 10% per annum. Ms. Flannery is a member and parent of a related person.
- Susette Franklin provided a loan to the Company for $10,900 with an interest rate of 10% per annum. Ms. Franklin is the COO and Manager of the Company.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.SpongeBath.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Matthew Flannery
(Signature)

Matthew Flannery
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Flannery
(Signature)

Matthew Flannery
(Name)

Manager
(Title)

January 31, 2023
(Date)

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
AND FINANCIAL STATEMENTS

SPONGEBATH, LLC

DECEMBER 31, 2021 and 2020

Table of Contents



CRUNCHERACCOUNTING
[Assurance + Taxation + Advisory] - Complexity
Certified Public Accountants

Cruncher Accounting, PC
611 N. Brand Blvd., Suite 1300
Glendale, California 91203
contact@cruncheraccounting.com
www.cruncheraccounting.com

Independent Accountant's Review Report

To the Members and Those Charged with Governance
SpongeBath, LLC

Cruncher Accounting, PC ("Cruncher Accounting", "we", "us", and "our") has reviewed the accompanying financial statements of SpongeBath, LLC, which comprise the Statements of Financial Position as of December 31, 2021 and December 31, 2020, and the related Statements of Operations, Statements of Changes in Members' Equity, and Statements of Cash Flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of SpongeBath, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Cruncher Accounting, PC

Glendale, CA
December 14, 2022

SpongeBath, LLC
Statements of Financial Position at December 31,

(Dollars)		2021		2020
Assets:				
Current assets:				
Cash and cash equivalents	$	34,940	$	108,021
Accounts receivable		2,086		4,641
Inventory		22,878		15,032
Prepaid expenses		538		538
Total current assets		60,442		128,232
Manufacturing equipment — net		7,019		23,347
Intangible assets — net		44,529		41,771
Total assets	$	111,990	$	193,350
Liabilities:				
Accounts payable	$	61,753	$	61,753
Due to related party		7,196		11,342
Accrued interest		13,668		10,578
Short-term loans payable		54,893		71,395
Total liabilities		137,510		155,068
Members' equity:				
Class A Members' paid-in capital		332,425		332,425
(66,802 Class A units)				
Class B Members' paid-in capital		221,069		221,069
(8,135 Class B units)				
Class C Members' paid-in capital		2,304,199		2,304,199
(35,170 Class C units)				
Retained earnings		(2,883,213)		(2,819,411)
Total members' equity (deficit)		(25,520)		38,282
Total liabilities and members' equity	$	111,990	$	193,350

SpongeBath, LLC

Statements of Operations for the Years Ended December 31,

(Dollars)		2021		2020
Sales:				
Sales — net	$	302,123	$	140,057
Subscription revenue		50,233		–
Other sales		1,144		–
Total sales		353,500		140,057
Operating expenses:				
Cost of goods sold		74,372		45,758
Selling, general, and administrative expenses		307,549		159,130
Depreciation and amortization expense		19,678		22,109
Total operating expenses		401,599		226,997
Operating loss		(48,099)		(86,940)
Interest expense		5,590		13,048
Tax expense		10,113		3,205
Net loss from operations	$	(63,802)	$	(103,193)

SpongeBath, LLC
Statements of Changes in Members' Equity

(Dollars)	Class A Members' Capital	Class B Members' Capital	Class C Members' Capital	Accumulated loss from operations	Total Members' equity
Balance at December 31, 2019	$ 274,558	211,410	2,201,029	(2,716,218)	$ (29,221)
Net loss from operations	-	-	-	(103,193)	(103,193)
Paid-in capital from members	57,867	9,659	103,170	-	170,696
Balance at December 31, 2020	$ 332,425	221,069	2,304,199	(2,819,411)	$ 38,282
Net loss from operations	-	-	-	(63,802)	(63,802)
Balance at December 31, 2021	$ 332,425	221,069	2,304,199	(2,883,213)	$ (25,520)

SpongeBath, LLC

Statements of Cash Flows for the Years Ended December 31,

(Dollars)	2021	2020
Cash flow from operating activities:		
Loss from operations	(63,802)	(103,193)
Adjustments for non-cash activity:		
Depreciation and amortization	19,678	22,109
Changes in assets and liabilities:		
Accounts receivable	2,555	(4,641)
Inventory	(7,846)	(15,032)
Prepaid expenses	–	(538)
Accounts payable	–	30,802
Due to related party	(4,146)	3,355
Accrued interest	3,090	10,578
Short-term loans payable	(16,502)	2,671
Net cash used for operating activities	(66,973)	(53,889)
Cash flow from investing activities:		
Investments in manufacturing equipment	(3,350)	(8,890)
Investments in intangible assets	(2,758)	(2,325)
Net cash used for investing activities	(6,108)	(11,215)
Cash flow from financing activities:		
Proceeds from issuance of Class A Membership units	–	57,867
Proceeds from issuance of Class B Membership unit	–	9,659
Proceeds from issuance of Class C Membership units	–	103,170
Net cash provided by financing activities	–	170,696
Increase (decrease) in cash and cash equivalents	(73,081)	105,592
Cash and cash equivalents at beginning of the period	108,021	2,429
Cash and cash equivalents at end of the period	34,940	108,021

Note 1 – Nature of Business and Basis of Presentation

SpongeBath, LLC (the "Company") is a Limited Liability Company (LLC) originally organized on August 6, 2013 in the State of New York, USA. The Company's principal business is to design, manufacture, market, and sell dish-washing supplies and related accessories.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Note 2 – Summary of Significant Accounting Policies

Sales revenue recognition – The Company recognizes sales revenue via the sale of the dish-washing supplies and related accessories at the point of sale or when orders are shipped to customers. Sales revenue is measured based on the consideration stated on an invoice, net of estimated returns, chargebacks, and allowances for other deductions based upon management's estimates and the Company's historical experience.

Subscription revenue recognition – The Company offers customers discounted pricing on its products under a subscription model. Subscription revenue is recognized when the subscribed products are shipped to customers.

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The financial statements include some amounts that are based on management's best estimates and judgments. The most significant estimates relate to the valuation of patents and other intangible assets, their estimated recoverability, and their amortization period. These estimates may be adjusted as more current and precise information becomes available. Any future adjustment may be significant.

Cash – The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents on December 31, 2021 and 2020. The Company maintains cash deposits at several domestic, which are insured by the Federal Deposit Insurance Corporation ("FDIC"), up to $250,000. On December 31, 2021 and 2020, the Company had approximately $34,940 and $108,021, respectively, in cash deposits.

Accounts receivable – The Company records accounts receivable when e-commerce merchants process payments, which can extend up to five business days. The Company's primary customers are end retail users whose ability to pay is electronically verified before payment is processed and before goods are shipped. The Company's Management does not estimate a credit loss or an allowance for uncollectable accounts receivable as the balance as of December 31, 2021 and 2020, respectively, is not significant and payment is confirmed at the point of sale before ordered products are shipped.

Inventory – The Company's inventory is presented at the lower of cost or net realizable value. Cost is measured in accordance with the first-in, first-out (FIFO) model.

Manufacturing equipment – Manufacturing equipment is measured net of accumulated depreciation and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Intangible assets – The Company currently holds a portfolio of intellectual property rights relating to its proprietary design, functionality, and manufacturing process of its primary product. This includes patents and trademarks. Although the Company believes the ownership of such intellectual property rights is an important factor in its business and that its success does depend in part on such ownership, the Company relies primarily on the innovative skills, technical competence, and marketing abilities of its personnel. The Company believes the duration of its intellectual property rights is adequate relative to the expected lives of its products.

Note 3 – Due to Related Party

Due to related party liabilities represent Company Members that have lent cash to the Company at arms-length terms and are being repaid in accordance with the agreed-upon repayment terms.

Note 4 – Loans Payable

The Company entered into various loan agreements ("Loans") with several private and related-party lenders ("Lenders"). As of December 31, 2021 and 2020, respectively, the Company had a combined loan balance of $54,893 and $71,395, respectively, with interest accruing at interest rates ranging from 10.00% to 12.00% per year. The Loans have varying maturity dates ranging between July 25, 2021 and October 1, 2022, unless the Company and the Lenders agree to amend such terms.

Note 5 - Equity

The Company has three classes of membership units: Class A, Class B, and Class C. As of December 31, 2021 and 2020, the Company had issued a total of 110,107 membership units. Membership units issued by class are disclosed on the Statement of Financial Position on page 2.

Note 6 – Indemnification

In the normal course of business, the Company enters into contracts that contain various representations, warranties, and general indemnifications. Financial exposure under these arrangements is unknown, but in the opinion of management, these arrangements will not have a material adverse impact on the Company's financial position.

Note 7 – Subsequent Events

Subsequent events are events or transactions that occur after the date of the statement of net assets but before the financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets but arose after the statement of net assets date and before the financial statements are available to be issued.

The Company has evaluated subsequent events through December 13, 2022, which is the date the financial statements were available to be issued.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

SPONGEBATH LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], SpongeBath LLC, a New York limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Securities (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Equity Securities; or (2) issue to the Investor a number of units of the Equity Securities (whether Preferred Interests or another class issued by the Company) sold in the First Equity Financing. The number of units of Equity Securities shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities (whether Preferred Interests or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of such Equity Securities shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

       (b)   **Liquidity Event**.

       (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Interests equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

       (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Securities (whether Preferred Interests or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Company's most recent Equity Financing.

       (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with first priority to holders of Preferred Interests, and then with equal priority and pro rata among (i) the Cash-Out Investors in proportion to their Subscription Amounts, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Interests, and (iii) all holders of Common Interests. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Equity Securities to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Company's board of directors.

       (c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Interests, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Equity Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Interests**" means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Interests**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per unit of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Securities of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organization documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Equity Securities issuable pursuant to Section 1.

(e) If the Company is restructured as a corporation, then it shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Equity Securities for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Securities as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Securities issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the

underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any units of the Company's securities to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any of the Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers to be advisable to reorganize this instrument and any units of Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the

Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax

purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SPONGEBATH LLC

By:
Name: Matthew Flannery
Title: Chief Executive Officer
Address: 3811 Ditmars Blvd., Suite #167, Astoria, NY 11105
Email: matt@spongebath.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by SpongeBath LLC (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with at the direction of the Chief Executive Officer of SpongeBath LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided*, that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information ("**PII**") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                   Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee, President

Date: Date:

COMPANY:

SPONGEBATH LLC

By:

Name: Matthew Flannery, Chief Executive Officer

Date:

EXHIBIT C

Video Transcript

Video Transcriptions

SpongeBath Product Video:

Stop Cleaning with Dirty. Hi, Matt Flannery for SpongeBath. The kitchen sponge is the dirtiest item in the home. They're up to two hundred thousand times dirtier than the toilet seat. Loaded with smelly odor-causing bacteria like *E. Coli, Salmonella* and *Staph*. So, why are we cleaning with something that's so dirty that can make us sick? We didn't have a good answer and there wasn't product out there designed to clean and sanitize sponges between uses, so we went to work. And after years of research and development, we created SpongeBath - the first cleaning sponge holder. With a simple squeeze and click, SpongeBath goes to work cleaning your sponge between uses. To show you how dirty kitchen sponges get, we're going to test it with this high-tech bio meter used by health departments. [New sponge used once, (meter beep)] Wow, that's already thousands of times dirtier than your toilet seat. And what's even worse, sponges are a breeding ground for bacteria to multiply. Which means they're actually getting dirtier while you're not using them. Let me show you how SpongeBath works, it's really easy to use. You take your sponge, place it between the paddles, squeeze and lower into the solution. Our patented paddle action draws the cleaning solution deep into all the nooks and crannies, cleaning and killing germs. When you're ready to use, simple squeeze and raise for a fresh, clean sponge. So, it's been about ten minutes we're going to take it out and see the results. (Beep), zero, perfect score. Fresh and clean just like a brand new sponge. You can make your home cleaner and safer by making SpongeBath the newest addition in your kitchen. SpongeBath is the result of over seven years of research, development and design all aimed at giving you the best experience possible. We're working with top manufacturers right here in the USA and use the highest quality materials and components possible. Our SpongeBath formula is made from safe, natural, food-grade ingredients with you and your whole family in mind, including your pets. You won't have to worry about harsh toxic chemicals. Each week you'll add one ounce of our powerful concentrate and fill SpongeBath with water and you're all set. It's also dishwasher safe for super easy cleaning. So, what are you waiting for? Stop cleaning with dirty and make SpongeBath the newest cleaning tool in your kitchen.

Kevin Harington Endorsement Video:

I'm Kevin Harrington. I'm sometimes called the inventor of the infomercial. I've worked with some amazing people: Tony Little, Jack LaLanne, Forbes Riley. I was the original shark on Shark Tank. Over 70% of households currently have sponges and those sponges are dirty and smelly and they hold germs and when you use them they spread the germs. SpongeBath will solve that problem. It's mass market, it's attractive, it's demonstrable, solves a problem. Over the last 30 years I've done over 500 products resulted in over 4 billion dollars in sales and I really believe, due to the continuity model, SpongeBath will make this next hundred million dollar successes. I love SpongeBath. I think it's a fantastic product.

SpongeBath vs NYC Subway Video:

Thank you for riding MTA New York City Transit [over background loudspeaker]. I'm here to put SpongeBath to the ultimate test. I'm going to take this kitchen sponge, wipe down an entire New York City subway car to see if SpongeBath can sanitize it. Let's go. Now we're going to find out how germy this sponge really is, [meter beep], four thousand seven eighty five. Thirty six on this meter is a fail. This is four point seven million percent dirtier than a clean sponge. Now we're going to take this and put it in SpongeBath, and let it sit for 10 minutes and see if we can sanitize the sponge. Okay, [meter beep], zero, even a New York City subway car is no match for SpongeBath. SpongeBath, isn't it time you give your sponge a bath?

Dr. Keri Peterson Endorsement Video:

I'm Dr. Keri Peterson. I practice Internal Medicine in New York City and I'm also a medical contributor to various media outlets including several news programs and morning shows, things like the Today Show the Meredith show. Well, sponges are the number one germiest thing in your home because they are the perfect environment for harboring germs, they're wet and they're moist and they stay moist for quite some time, before they dry out, and during that time bacteria can multiply, basically every 20 minutes. Over a 24 hour period that can lead to millions and or even billions of germs. We're actually cross-contaminating things in our home, you use a sponge on your cutting board and you're wiping germs or picking up germs on it and then you're transferring it to your counter. SpongeBath will change that all together, in fact it will do the opposite, it will remove germs from your environment and create a safe cleaner kitchen. If your sponge smells that means that it is a very dirty sponge because what you are actually smelling is colonies of bacteria.

SpongeBath is the only product on the market that not only stores your sponge but sanitizes it after every single use, so you can be assured that every time you use your sponge you have a sanitized clean sponge. Rinse off your sponge, place it between the paddles and lower it down into the solution. Once you release the paddles that draws the sanitizing solution deep into the sponge into all the crevices and the pores and it kills the germs. Now, when you're ready to use it again, you simply squeeze the paddles, raise them up and that takes all the liquid out of it, and you're ready to go. One of the unique things about SpongeBath is that the solution that the sponge sits in is green, it's eco-friendly and it's safe. So, if you're using your sponge on countertops where your pets or kids have access to, you do not have to worry about it being toxic to them. I feel much more comfortable using a product like SpongeBath, because I'm a mom, I have a baby who is starting to explore the world, he's starting to reach out to touch countertops. If I'm ever to select a product to back up and be a spokesperson for, it has to be something that I truly believe in. SpongeBath is the only product on the market that kills 99.9% of germs on your sponge. In my opinion, SpongeBath will reduce the incidence of foodborne illnesses and make everyone's home safer and cleaner.

Video of Woman Using SpongeBath:

No Dialogue.

EXHIBIT D

"Testing the Waters" Communications



Company Name	SpongeBath
Logo	
Headline	The sanitizing sponge holder — a new product category in consumer goods

Slides















Tags   Companies, Notable angel backing, B2C, $250K+ revenue, Household
Goods, Coming Soon, $1M+ raised

Pitch text

Summary

- The world's first sanitizing sponge holder—a new category in consumer goods
- Patented the method of SpongeCare™ with no competition
- Company has previously raised $2.8+ million in capital
- $1.5M revenue, 152% YoY growth, projecting $10.2M annual revenue in 2024
- Razor-and-blade model provides a strong source of recurring revenue
- Targeting 3,000+ stores by 2025
- Disrupting the $100B global household cleaning products market

Custom

* Click here for important information regarding Financial Projections which are not guaranteed.

Problem

Kitchen sponges are the germiest item in the home

Despite being the go-to household cleaning product, **kitchen sponges are proven to be the biggest hotbed for smelly bacteria** in your home.



USED SPONGES GET DIRTY

Dirty Sponges Mean Trouble

- **E. coli, Salmonella, and Staph** are found on up to 77% of sponges
- Kitchen sponges can quickly **cross-contaminate surfaces**
- Bacteria-ridden sponges contribute to the **48 million people that get sick from foodborne illnesses** in the US

DIRTY SPONGES GET SMELLY

Smelly Sponges Stink

- Common sponge care methods, such as **using a dishwasher or microwave, are ineffective** (and can actually make it worse)
- Using smelly sponges **makes everything else smell bad**
- **Tossing sponges due to smell is wasteful** and generally bad for the environment


4 TO
4,294,967,296
AFTER ONLY
24 HOURS

Bacteria doubles every 20 minutes

Without cleaning your sponge after each use, the germs on your sponge grow exponentially. **After just 24 hours, 4 bacterium multiplies to a staggering 4 billion.**

Solution

Finally, the solution to the germy and smelly sponge

SpongeBath is the result of years of research and development to create the world's first cleaning sponge holder. We didn't just create a device to clean and sanitize the sponge, **we patented the method of SpongeCare™**.

Our patented cleaning technology and proprietary cleaning solution will forever change the way you think about sponges.


KILLS 99.9%
OF BACTERIA


USES SAFE, PLANT-
BASED INGREDIENTS


CLEANS AND
ELIMINATES ODORS


SIMPLE AND
EASY TO USE

SpongeBath has been independently tested by a leading global provider of microbiological and analytical lab testing in New Jersey to kill >99.9% of bacteria, such as E.coli 157 and Staph, when used as directed.

Why hasn't anyone ever thought of this before?

We asked a simple question - why are we cleaning our dishes, our cutting boards and out kitchen countertops with the dirtiest item in the home? We didn't find a good answer, so we looked around to find a product, one designed specifically to clean a sponge, but we came up short. **In fact there was no other product out there.** So we went to work!



Squeeze & Store   **Continuous Clean**   **Remove & Reuse**

SpongeBath's patented "paddle action" cleaning draws our Concentrated Cleaning Solution deep into the micro-crevices of the sponge. Sponges are stored in the cleaning solution between uses. SpongeBath provides superior "**continuous cleaning**" (like barbicide for combs & brushes) so you'll always have a fresh clean sponge when you reach for it.

Other methods of cleaning sponges don't solve the problem

Here's the main issue – Sponges pick up millions of bacteria with each use and then **bacteria double every 20 minutes**, so it's a real **ongoing** problem. Other methods — like using a microwave or dishwasher and boiling your sponge – only offer a "periodic, one-time clean" making these methods ineffective, impractical and inconvenient to say the least. ALSO, all other sponge holders get dirty too and then recontaminate the cleaned sponges that you just spent 5 minutes boiling it in order to sanitize it.

Product

Experience true cleanliness with SpongeBath





A Cleaning Method & New Category Creator
A simple and convenient cleaning method



A Patented Technology and Design
Patented method to sanitize and clean sponges



A Cleaning Brand
SpongeBath is a fast-growing, purpose-driven brand that is trailblazing a new category in kitchen goods for home, office, hotel, commercial.



Just Add One Ounce of Concentrate

Each week you'll add one ounce of SpongeBath's powerful concentrate, and fill it with water to create a powerful cleaning solution.



- **2 Month Supply**

- **Eco-Friendly & All Natural**

- **Removes Soap Scum**

- **Kills 99.9% of Bacteria**

- **Eliminates Odors**

- **Sponges Last Longer**



Development & Design

We proudly design, manufacture, and assemble your SpongeBath right here in the United States. We source the highest quality materials and stainless steel components to make sure it withstands years of use. Our patent-pending **SpongeBath Concentrated Cleaning Solution** is made from food grade ingredients with you and your family in mind.

Traction

$10.8M run rate by 2024



SpongeBath has recorded a 152% YoY growth rate over each of the last three years. With an increased ability to expand our operations and sales capacities, we are projecting **$3.2M** in revenue next year and **$21.2M** in annual revenue by 2025.

* Click here for important information regarding Financial Projections which are not guaranteed.



SpongeBath is endorsed by experts in the medical and business fields

—



Dr. Keri Peterson
Leading on-air medical expert

"In my opinion, SpongeBath will reduce the incidence of food-borne illnesses and make everyone's home safe and cleaner."



Kevin Harrington
Original Shark on Shark Tank

"I've been involved with over 500 product launches that have resulted in sales of over $4 billion worldwide. I love SpongeBath – I think it's a fantastic product."

* Kevin Harrington is a Featured Investor on Republic – Click here to visit his Republic page.



SpongeBath has caught the eye of household influencers and featured in

























Luxury Listings NYC
the Other Woman
The New York Times
a Healthy YOU
examiner.com
Women'sHealth
InStyle
THE Doctors
organic spa
REAL SIMPLE
Woman'sDay
kitchn
HouseBeautiful
Parenting Healthy
gadgetify



Customers

Customers love SpongeBath

Consumers are becoming increasingly aware of the danger and hassle of dirty sponges. With a broad appeal across all demographics, SpongeBath is earning customer loyalty and brand recognition.



★ ★ ★ ★ ★

"It's like always having a new and fresh sponge."

- Dawn D.



★ ★ ★ ★ ★

"Where have you been all my life?"

- Debbie H.



★ ★ ★ ★ ★

"why did it take so long for someone to invent this?"

- Marie K.



★ ★ ★ ★ ★

"Our sponge lasts so much longer and doesn't smell!"

- Katherine K.



Business Model

"Razor & Blade" model drives recurring

revenue

Our "Razor and Blade" financial model generates revenue with excellent margins from the initial purchase of the SpongeBath Starter Kit ($49) and ongoing revenue from recurring sales of Concentrated Cleaning Solution ($9.95 for 2 month supply).


RAZOR
One-time purchase
starter kit
$49
RAZOR BLADE
Concentrate refills,
purchase 6X per year
$9.95 x 6 = $59.70

Customers can subscribe for automatic delivery of the Cleaning Solution with free shipping, generating $50+ annually from each customer. Customers can also purchase our premium non-scratch scrubber sponges and our sink-mounting bracket.


Sink Mounting Bracket
$10
6 Pack Scrubber Sponges
$10

Key Performance Indicators (KPIs)

- Average Order Value (AOV): **$68**
- Customer Lifetime Value (CLV): **$225**
- Gross margins are greater than **80%**



* **Optional Sink-Mounting Bracket** - *Securely attach your SpongeBath sponge holder inside your sink with this versatile sink mounting bracket.*

Market

SpongeBath fills a huge gap in the market

Our company proudly owns the entire market space for sanitizing and cleaning kitchen sponges.



In the US alone, **70% of the roughly 128 million households use sponges**, crossing all demographics, with additional presence in the 28 million businesses and other communal kitchens. The potential for SpongeBath worldwide is a vast **multi-billion dollar market space**.

We are the first and only sponge holder designed to clean the item that it is used to clean everything else. **We have first-mover advantage, and we have no direct competitor.**



Disruptive innovations have rapid growth potential

SpongeBath is on the launchpad to join other disruptive innovations in the kitchen and cleaning sectors.



magic BULLET.
The revolutionary compact blender reached an unprecedented $250 million in worldwide sales in the first 18 months on the market, making it the best-selling appliance in the world.
Scrub Daddy
Since its launch, Scrub Daddy sold more than 10 million units and generated over $100 million in sales.
Swiffer
In last four months of its first year, Swiffer sold more than $100 million (11.1 million starter kits) with annual sales of $500 million since 1999.
BRITA
Generates $540 million euros annually, with its "razor and blade" financial model; the water filter is the "blade" to the water pitcher.

Competition

SpongeBath represents a disruptive and inceptive innovation

Capturing the "first-mover advantage," SpongeBath is the first-ever product with no direct competitor. We are the first and only sponge holder that stores and cleans kitchen sponges and then **keeps them clean between uses**.



How SpongeBath performs against other sponge holders


Everyone Else
SpongeBath
Kills Germs
Cleans Between Uses
Eliminates Odors
Removes Stains
Sponge Out-of-Sight
Sponges Last Longer
Stores Sponges

Broad IP protection from competition


Patented the method to clean sponges
Patented the product designs
Patented the product improvements
Patent-pending sanitizing formula
International patents granted and pending!

Vision And Strategy

Targeting an Exit of $150M+ and 10-15x ROI*

Exit Strategy: Position the
Company for Strategic Sale in 3-5 years

Company	Acquirer	Valuation
sodastream	PEPSICO	$3.2B
DOLLAR SHAVE CLUB	Unilever	$1B
RXBAR	Kellogg's	$600M
BONOBOS	Walmart	$310M
purple	(Went Public)	$1.1B
SpOngeBath.		$150M+

* Click here for important information regarding Financial Projections which are not guaranteed.

Become a new staple in every kitchen

—

"Kitchen/Home Staple – SpongeBath is a holy grail for anyone who ★★★★★ hates the smell of a dirty sponge."
— Geremy C.

Phase 1

Continue with our direct-to-consumer approach, selling from our Website and other channels and catalogs such as Amazon Prime, Wayfair, The Grommet and Hammacher Schlemmer. Utilize social influencers, mommy bloggers, social media, re-targeting and content marketing.

Phase 2

As a highly demonstrable product, launch on QVC/HSN to increase sales and build brand recognition (already in discussions).

Phase 3 and Beyond

Expand into retail outlets, such as CVS, Walgreens, Bed Bath & Beyond, Target, and also Staples and Staples Business that cater to commercial customers.

Along the way, with Dr. Keri Peterson, target placement on TV shows like *Good Morning America* to help reach millions of potential customers.

Impact

Our mission is to create innovative products that make homes safer and cleaner, help reduce food-borne illnesses, all while helping the environment and providing superb customer service.



Funding

All set to take off

This round of funding will be used to:

Expand Operations and Increase Sales Capacity by streamlining and outsourcing assembly and fulfillment

Hire Key Personnel to take our operations and sales to the next level

Invest in Branding and Marketing to expand our D2C channel, including platform integrations, influencers, and paid-for partnerships

Invest in Inventory to purchase larger upfront quantities and increase margins by reducing cost of goods

Expand Our Product Lines by adding additional colors and finishes and related product lines. Our patent-pending cleaning formula is versatile and can be used in a multitude of applications.



Meet our talented advisors and prominent investors

The SpongeBath team is supported by a diverse blend of successful people with special skill sets to help propel SpongeBath forward.

Prominent Investors
John Penotti
Producer of "Crazy Rich Asians"
Mark Zittman
Founding Partner and Chairman of Tuatara Capital
Matthew Gross
Producer of "Across the Universe", Director
Michael Young
Founder of Vision Marketing Inc.
Senior Advisors
Kevin Harrington
Kevin is the inventor of the Infomercial, Original "Shark" on Shark Tank, Co-Founder of HSN, Direct Founder of "As Seen On TV". He has been involved with over 500 product launches that have resulted in sales of over $4 billion worldwide.
Dr. Jessica Tyler
Jessica is a Professor of Pathology and Laboratory Medicine at Weill Cornell Medical College in NYC. Jessica works with SpongeBath developing its cleaning and sanitizing formulas and guides its in-house laboratory research.
Jim Bugden
Jim is the Chief Operating Officer of The Meet Group. Jim has led finance teams at venture backed technology companies such Rent the Runway and played a key role in over $750 million of M&A and fundraising transactions.
Gregory Attorri
Gregory is the Founder of GJA Advisory Services and Adjunct Professor, Villanova MBA Program. He was formerly President & COO, Waller Capital; Head of Media Investment Banking, Wachovia Securities; Managing Director at Merrill Lynch.

















Founders



Matthew Flannery

Founder & CEO

Matthew invented, patented and developed SpongeBath along with his co-founder Tod Maitland. Prior to founding SpongeBath LLC, Matthew was a professional cameraman for over 18 years, with over 55 film and television credits, commercials, & music videos—including Emmy-nominated shows *Sex and the City* (entire HBO series and both films), Showtime's *The Big C; Rounders; Boiler Room;* and *16 Blocks*. He was the producer for the documentary film *Finish Line: The Rise and Demise of Off-Track Betting*. Matthew has a Bachelors of Fine Arts in Film and Photography from Syracuse University.

Summary

Clean up with SpongeBath

Worldwide Market | *Made in USA* | *Licensing Opportunities*

- **Solves a widespread problem in millions of kitchens**

    - Safe, effective and eco-friendly

- **There's nothing like it in the marketplace**

    - Ready to scale, with no competition

- **People love convenience and want neat and tidy kitchens**

    - Excellent customer reviews

- **Patented Product**

    - Extensible product lines

- **3–5 years strategic exit**



Team



	Matthew Flannery	Co-Founder & CEO
	Susette Franklin	COO
	Cordelia Ryan	EVP & GC
	Kanika Misra	Digital Marketing
	Afrim Mustafa	Finance
	Miguel Velarde	Brand Consultant
	Tod Maitland	Co-Founder

Perks

$150	6 SpongeBath Premium Scrubber Sponges
$250	SpongeBath Starter Kit (including a 2 month supply of Cleaning Solution) AND Our Sink-Mounting Bracket AND 1 Additional Premium Scrubber Sponge
$500	SpongeBath Starter Kit (including a 2 month supply of Cleaning Solution) AND Our Sink-Mounting Bracket AND 3 Additional Premium Scrubber Sponges AND 6 months supply of Concentration Cleaning Solution
$1,000	SpongeBath Starter Kit (including a 2 month supply of Cleaning Solution) AND SpongeBath Starter Kit (including a 2 months supply of Cleaning Solution) AND Our Sink-Mounting Bracket AND 3 Additional Premium Scrubber Sponges AND 1 year supply of Concentration Cleaning Solution
$2,200	Two (2) complete SpongeBath Starter Kits (including a 2 months supply of Cleaning Solution each) AND Two (2) Sink-Mounting Brackets AND 6 Additional Premium Scrubber Sponges AND Two years' supply of Concentration Cleaning Solution (one year for each Kit)

| $5,000 | Three (3) complete SpongeBath Starter Kits (including a 2 month supply of Cleaning Solution each) AND Three (3) Sink-Mounting Brackets AND 18 Additional Premium Scrubber Sponges AND Three years' supply of Concentration Cleaning Solution (one year for each Kit) |

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

**How do I earn
a return?**

We are using Republic's Crowd SAFE
security. Learn how this translates into a
return on investment here.



Company Name	SpongeBath
Logo	
Headline	The world's first sanitizing sponge holder

Slides















Tags   Companies, Notable angel backing, B2C, $250K+ revenue, Household Goods, Coming Soon, $1M+
                 raised

Pitch text

Summary

- Patented the method of SpongeCare™ with no competition
- Company has previously raised $2.8+ million in capital
- $1.5M revenue, 152% YoY growth, projecting $10.2M annual revenue in 2024
- Razor-and-blade model provides a strong source of recurring revenue
- Targeting 3,000+ stores by 2025
- Disrupting the $100B global household cleaning products market
- Made in USA — a new category in consumer goods

Custom

* Click here for important information regarding Financial Projections which are not guaranteed.

Problem

Kitchen sponges are the germiest item in the home

Despite being the go-to household cleaning product, **kitchen sponges are proven to be the biggest hotbed for smelly bacteria** in your home.



USED SPONGES
GET DIRTY

DIRTY SPONGES
GET SMELLY

Dirty Sponges Mean Trouble

- **E. coli, Salmonella, and Staph** are found on up to 77% of sponges

- Kitchen sponges can quickly **cross-contaminate surfaces**

- Bacteria-ridden sponges contribute to the **48 million people that get sick from foodborne illnesses** in the US

Smelly Sponges Stink

- Common sponge care methods, such as **using a dishwasher or microwave, are ineffective** (and can actually make it worse)

- Using smelly sponges **makes everything else smell bad**

- **Tossing sponges due to smell is wasteful** and generally bad for the environment



Bacteria doubles every 20 minutes

Without cleaning your sponge after each use, the germs on your sponge grow exponentially. **After just 24 hours, 4 bacterium multiplies to a staggering 4 billion.**



Solution

Finally, the solution to the germy and smelly sponge

SpongeBath is the result of years of research and development to create the world's first cleaning sponge holder. We didn't just create a device to clean and sanitize the sponge, **we patented the method of SpongeCare™**.

Our patented cleaning technology and proprietary cleaning solution will forever change the way you think about sponges.



KILLS 99.9% OF BACTERIA



USES SAFE, PLANT-BASED INGREDIENTS



CLEANS AND ELIMINATES ODORS



SIMPLE AND EASY TO USE

SpongeBath has been independently tested by a leading global provider of microbiological and analytical lab testing in New Jersey to kill >99.9% of bacteria, such as E.coli 157 and Staph, when used as directed.

Why hasn't anyone ever thought of this before?

We asked a simple question - why are we cleaning our dishes, our cutting boards and out kitchen countertops with the dirtiest item in the home? We didn't find a good answer, so we looked around to find a product, one designed specifically to clean a sponge, but we came up short. **In fact there was no other product out there.** So we went to work!



Squeeze & Store



Continuous Clean



Remove & Reuse

SpongeBath's patented "paddle action" cleaning draws our Concentrated Cleaning Solution deep into the micro-crevices of the sponge. Sponges are stored in the cleaning solution between uses. SpongeBath provides superior "**continuous cleaning**" (like barbicide for combs & brushes) so you'll always have a fresh clean sponge when you reach for it.

Other methods of cleaning sponges don't solve the problem

Here's the main issue – Sponges pick up millions of bacteria with each use and then **bacteria double every 20 minutes**, so it's a real **ongoing** problem. Other methods — like using a microwave or dishwasher and boiling your sponge – only offer a "periodic, one-time clean" making these methods ineffective, impractical and inconvenient to say the least. ALSO, all other sponge holders get dirty too and then recontaminate the cleaned sponges that you just spent 5 minutes boiling it in order to sanitize it.

Product

Experience true cleanliness with SpongeBath



A Cleaning Method & New Category Creator

A simple and convenient cleaning method



A Patented Technology and Design

Patented method to sanitize and clean sponges



A Cleaning Brand

SpongeBath is a fast-growing, purpose-driven brand that is trailblazing a new category in kitchen goods for home, office, hotel, commercial.



Just Add One Ounce of Concentrate

Each week you'll add one ounce of SpongeBath's powerful concentrate, and fill it with water to create a powerful cleaning solution.



- 2 Month Supply

- Eco-Friendly & All Natural

- Removes Soap Scum

- Kills 99.9% of Bacteria

- Eliminates Odors

- Sponges Last Longer



Development & Design

We proudly design, manufacture, and assemble your SpongeBath right here in the United States. We source the highest quality materials and stainless steel components to make sure it withstands years of use. Our patent-pending **SpongeBath Concentrated Cleaning Solution** is made from food grade ingredients with you and your family in mind.

Traction

$10.8M run rate by Year 2


REVENUE PROJECTIONS
20M
15M
10M
5M
0
$1.2M
$3.2M
$10.8M
$21.2M
Launch Year
Year 1
Year 2
Year 3

With an increased ability to expand our operations and sales capacities, we are projecting $1.2M in revenue in our Launch Year and $10.8M in annual revenue by Year 2.

** Click here for important information regarding Financial Projections which are not guaranteed.*

SpongeBath is endorsed by experts
in the medical and business fields

—



Dr. Keri Peterson
Leading on-air medical expert

"In my opinion, SpongeBath will reduce the incidence of food-borne illnesses and make everyone's home safer and cleaner."



Kevin Harrington
Original Shark on Shark Tank

"I've been involved with over 500 product launches that have resulted in sales of over $4 billion worldwide. I love SpongeBath – I think it's a fantastic product."

* Kevin Harrington is a Featured Investor on Republic – Click here to visit his Republic page.



SpongeBath has caught the eye of household influencers and featured in































Luxury Listings NYC

the Other Woman

The New York Times

a Healthy YOU by Carol Alt

examiner.com

Women's Health

InStyle

The Doctors

organic spa

REAL SIMPLE

Woman's Day

kitchn

House Beautiful

Parenting Healthy

gadgetify



Customers

Customers love SpongeBath

Consumers are becoming increasingly aware of the danger and hassle of dirty sponges. With a broad appeal across all demographics, SpongeBath is earning customer loyalty and brand recognition.









"It's like always having a new and fresh sponge."
- Dawn D.
"Where have you been all my life?"
- Debbie H.
"why did it take so long for someone to invent this?"
- Marie K.
"Our sponge lasts so much longer and doesn't smell!"
- Katherine K.



Business Model

"Razor & Blade" model drives recurring revenue

Our "Razor and Blade" financial model generates revenue with excellent margins from the initial purchase of the SpongeBath Starter Kit ($49) and ongoing revenue from recurring sales of Concentrated Cleaning Solution ($9.95 for 2 month supply).



RAZOR
One-time purchase
starter kit
$49

RAZOR BLADE
Concentrate refills,
purchase 6X per year
$9.95 x 6 = $59.70

Customers can subscribe for automatic delivery of the Cleaning
Solution with free shipping, generating $50+ annually from each
customer. Customers can also purchase our premium non-scratch
scrubber sponges and our sink-mounting bracket.



Sink Mounting Bracket
$10

6 Pack Scrubber Sponges
$10



Key Performance Indicators (KPIs)

- Average Order Value (AOV): **$68**

- Customer Lifetime Value (CLV): **$225**

- Gross margins are greater than **80%**

* **Optional Sink-Mounting Bracket** - *Securely attach your SpongeBath sponge holder inside your sink with this versatile sink mounting bracket.*

Market

SpongeBath fills a huge gap in the market

Our company proudly owns the entire market space for sanitizing and cleaning kitchen sponges.



TAM — Total Available Market
$146B – 2.15 billion of sinks worldwide

SAM — Service Addressable Market (US)*
$7B – 109M (70% homes & businesses) at a $68 AOV

SOM — Service Obtainable Market (US)
$150M–$350M (2-5% of SAM)

*In the US alone, 70% of the roughly 128 million households use sponges, crossing all demographics.

70%

Disruptive innovations have rapid growth potential

SpongeBath is on the launchpad to join other disruptive innovations in the kitchen and cleaning sectors.



The revolutionary compact blender reached an unprecedented **$250 million in worldwide sales** in the first 18 months on the market, making it the best-selling appliance in the world.



Since its launch, Scrub Daddy sold more than 10 million units and **generated over $100 million in sales**.



In last four months of its first year, Swiffer sold **more than $100 million** (11.1 million starter kits) with annual sales of $500 million since 1999.



Generates **$540 million euros annually,** with its "razor and blade" financial model; the water filter is the "blade" to the water pitcher.

Competition

SpongeBath represents a disruptive and inceptive

innovation

Capturing the "first-mover advantage," SpongeBath is the first-ever product with no direct competitor. We are the first and only sponge holder that stores and cleans kitchen sponges and then **keeps them clean between uses.**



How SpongeBath performs against other sponge holders



Everyone Else
SpongeBath
Kills Germs
Cleans Between Uses
Eliminates Odors
Removes Stains
Sponge Out-of-Sight
Sponges Last Longer
Stores Sponges
Poor
Fair
Excellent

Broad IP protection from competition



Patented
the method to
clean sponges



Patented
the product
designs



Patented
the product
improvements

 **US & International patents granted**

Vision And Strategy

Targeting an Exit
of $150M+ and 10-15x ROI*

Exit Strategy: Position the

Company for Strategic Sale in 3-5 years

Company	Acquirer	Valuation
sodastream	PEPSICO	$3.2B
DOLLAR SHAVE CLUB	U Unilever	$1B
RXBAR	Kellogg's	$600M
BONOBOS	Walmart	$310M
purple	(Went Public)	$1.1B
SpOngeBath.		$150M+

* Click here for important information regarding Financial Projections which are not guaranteed.



Become a new staple in every kitchen

—

"Kitchen/Home Staple – SpongeBath is a holy grail for anyone who ★★★★★ hates the smell of a dirty sponge."
— Geremy C.

Phase 1

Continue with our direct-to-consumer approach, selling from our Website and other channels and catalogs such as Amazon Prime, Wayfair, The Grommet and Hammacher Schlemmer. Utilize social influencers, mommy bloggers, social media, re-targeting and content marketing.

Phase 2

As a highly demonstrable product, launch on QVC/HSN to increase sales and build brand recognition (already in discussions).

Phase 3 and Beyond

Expand into retail outlets, such as CVS, Walgreens, Bed Bath & Beyond, Target, and also Staples and Staples Business that cater to commercial customers.

Along the way, with Dr. Keri Peterson, target placement on TV shows like *Good Morning America* to help reach millions of potential customers.

customers.

Impact

Our mission is to create innovative products that make homes safer and cleaner, help reduce food-borne illnesses, all while helping the environment and providing superb customer service.



Funding

All set to take off

This round of funding will be used to:

Expand Operations and Increase Sales Capacity by streamlining and outsourcing assembly and fulfillment

Hire Key Personnel to take our operations and sales to the next level

Invest in Sales and Marketing to expand our D2C channel, including platform integrations, influencers, and paid-for partnerships

Invest in Inventory to purchase larger upfront quantities and increase margins by reducing cost of goods

Expand Our Product Lines by adding additional colors and finishes





Meet our talented advisors and prominent investors

The SpongeBath team is supported by a diverse blend of successful people with special skill sets to help propel SpongeBath forward.



John Penotti

Producer of "Crazy Rich Asians"



Mark Zittman

Founding Partner and Chairman of Tuatara Capital



Matthew Gross

Producer, Director, Showrunner: Currently producer of "The InBetween"



Michael Young

Founder of Vision Marketing Inc.



Kevin Harrington

Kevin is the inventor of the Infomercial, Original "Shark" on Shark Tank, Co-Founder of HSN, Direct Founder of "As Seen On TV". He has been involved with over 500 product launches that have resulted in sales of over $4 billion worldwide.



Dr. Jessica Tyler

Jessica is a Professor of Pathology and Laboratory Medicine at Weill Cornell Medical College in NYC. Jessica works with SpongeBath developing its cleaning and sanitizing formulas and guides its in-house laboratory research.



Jim Bugden

Jim is the Chief Financial Officer of The Meet Group and has worked and consulted for leading venture-capital firms and portfolio companies. Jim graduated from the University of Delaware with a BS in Accounting and earned his CPA during his 7 years with Deloitte.



Gregory Attorri

Gregory is the Founder of GJA Advisory Services and Adjunct Professor, Villanova MBA Program. He was formerly President & COO, Waller Capital; Head of Media Investment Banking, Wachovia Securities; Managing Director at Merrill Lynch.

Founders

Matthew Flannery

Founder & CEO



- Co-Inventor of SpongeBath, with six utility & design patents

- Top-Tier Cameraman & Photographer (**Sex & The City & 58 Movies/TV Shows**)

- Founder & CEO, **Visseon Inc.**

- BFA, **Syracuse University**

Summary

Clean up with SpongeBath

Worldwide Market | Made in USA | Licensing Opportunities

- **Solves a widespread problem in millions of kitchens**

  - Safe, effective and eco-friendly

- **There's nothing like it in the marketplace**

  - Ready to scale, with no competition

- **People love convenience and want neat and tidy kitchens**

    - Excellent customer reviews

- **Patented Product**

    - Extensible product lines

- **3–5 years strategic exit**



Team

	Matthew Flannery	Co-Founder & CEO
	Susette Franklin	COO
	Cordelia Ryan	EVP & GC
	Kanika Misra	Digital Marketing
	Afrim Mustafa	Finance
	Miguel Velarde	Brand Consultant



Tod Maitland   Co-Founder

Perks

$250	SpongeBath Starter Kit (including a 2 month supply of Cleaning Solution) AND Our Sink-Mounting Bracket AND 1 Additional Premium Scrubber Sponge
$500	SpongeBath Starter Kit (including a 2 month supply of Cleaning Solution) AND Our Sink-Mounting Bracket AND 3 Additional Premium Scrubber Sponges AND 6 months supply of Concentration Cleaning Solution
$1,000	SpongeBath Starter Kit (including a 2 month supply of Cleaning Solution) AND Our Sink-Mounting Bracket AND 3 Additional Premium Scrubber Sponges AND 1 year supply of Concentration Cleaning Solution
$2,500	Two (2) complete SpongeBath Starter Kits (including a 2 month supply of Cleaning Solution each) AND Two (2) Sink-Mounting Brackets AND 6 Additional Premium Scrubber Sponges AND Two years' supply of Concentration Cleaning Solution (one year for each Kit)
$5,000	Three (3) complete SpongeBath Starter Kits (including a 2 month supply of Cleaning Solution each) AND Three (3) Sink-Mounting Brackets AND 18 Additional Premium Scrubber Sponges AND Three years' supply of Concentration Cleaning Solution (one year for each Kit)

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.